Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.
Subject Company: Alpha Natural Resources, Inc.
Exchange Act File Number of
Subject Company: 1-32423

CLIFFS

Cleveland-Cliffs

Alpha Natural Resources

CLIFFS NATURAL RESOURCES

INVESTOR PRESENTATION
JULY 2008

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company's plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company's control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company's assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs' and Alpha's respective reports filed with the SEC, including each of Cleveland-Cliffs' and Alpha's annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Important Information for Investors and Shareholders

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs' participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs' 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha' participants is set forth in the proxy statement, dated April 2, 2008, for Alpha's 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Transaction Highlights

- Creates a leading diversified mining and natural resources company
- Dramatically increases size and scale
- Solidifies platform for growth and diversifies business mix
- Capitalizes on strong outlook for iron ore, metallurgical and thermal coal
- Shared culture and core values of both companies, including a focus on safety
- Strong financial position
  - Pro forma leverage of ≈1.2x
  - Pro forma 2008E EBITDA of ≈$1.9bn
- Compelling value creation for Cleveland-Cliffs and Alpha Natural Resources shareholders

Transaction Summary

- Price: Cleveland-Cliffs ("CLF") to acquire all outstanding shares of Alpha Natural Resources ("ANR") valued at approximately $10 billion
- Premium: Based on Ciliff's closing price on July 15, 2008, Alpha stockholders would receive a premium of 35%
- Structure: Alpha stockholders would receive 0.95 Cleveland-Cliffs common shares plus $22.23 in cash for each share of Alpha common stock owned
- Ownership: Upon completion of the transaction, Alpha stockholders would own approximately 40% of the combined company, and Cliffs shareholders would own approximately 60% percent
- Key Conditions: The transaction is subject to approval by Cliffs and Alpha shareholders, as well as the satisfaction of customary closing conditions and regulatory approvals
- Timing: The transaction is expected to close by the end of 2008

The Right Assets

CLIFFS

Creates One of the Largest US Mining Companies

Largest US mining companies by 2008E revenue ($ millions)



30
10
5
0
Alcoa
Freeport
Newmont
PF Cliffs Natural Resources[1]
Southern Copper
Peabody
Consol
Arch Coal
Massey Energy
Walter Industries

Source: FactSet, management estimates
[1] Based on management estimates

CLIFFS

Creates One of the Largest US Mining Companies

Largest US mining companies by market capitalization ($ millions)



40
35
30
25
20
15
10
5
0
Freeport
Southern Copper
Alcoa
Newmont
Peabody
PFCliffs Natural Resources
Consol
Arch Coal
Massey Energy
Walter Industries

Source: FactSet, management estimates

A More Diverse Business Mix

2008E[1] revenue by commodity

Cleveland-Cliffs



Steam coal 1.9%
Met coal 18.6%
Iron ore[1] 79.5%

~$3.5bn

+

Alpha Natural Resources



Brokered Coal 16.3%
Met coal 56.1%
Steam coal 27.6%

~$2.5bn

=

Cliffs Natural Resources



Steam coal 12.5%
Brokered Coal 6.7%
Met coal 34.0%
Iron ore 46.7%

~$6.0bn

2007A reserves by commodity

Cleveland-Cliffs



Met coal 22.9%
Iron ore 77.1%

Iron Ore: 1.0bn tons
Coal: 298mm tons

+

Alpha Natural Resources



Steam / Met coal 73.4%
Steam coal 26.6%

Coal: 618mm tons

=

Cliffs Natural Resources



Steam / Met coal 23.6%
Iron ore 52.3%
Steam coal 8.6%
Met coal 15.5%

Iron Ore: 1.0bn tons
Coal: 915mm tons

Source: Company data
[1] Excludes revenue from freight and other

Solid geographic footprint

Cliffs Asia Pacific



Portman Cockatoo Island
Sonoma
Portman Koolyanobbing

Cliffs North America



Northshore Mining
Hibbing Taconite
United Taconite
Empire Mine
Wabush Mine
Cliffs Corporate Headquarters
Tilden Mine
AMFIRE
Brooks Run
Kingwood
Welch
Pinnacle Complex
Enterprise
Pinnacle Mine
Paramont
Green Ridge Mine
Dickenson-Russell
Callaway
Oak Grove Mine

Cliffs Latin America



Amapa Project

Iron ore assets

Coal assets

Combined mine portfolio will include nine iron ore facilities and more than 60 coal mines across North America, South America and Australia

Source: Company

CLIFFS

World-class Asset Base

Largest iron ore reserves in N. America (mt)


1,000
900
800
700
600
500
400
300
200
100
0
Cliffs Natural Resources
U.S. Steel
ArcelorMittal
IOC

Largest met coal reserves in U.S. (mt)


600
500
400
300
200
100
0
Cliffs Natural Resources
Consol
Massey Energy
United Coal
Jim Walter

Source: Company data
Note: Only includes North American reserves

CLIFFS

A Leading Supplier to the Global Steel Industry

Top North American iron ore pellet producers



Cliffs Natural Resources Managed 45%
U.S. Steel 24%
Iron Ore Company of Canada 16%
Arcelor Mittal 15%

Top US met coal producers



Cliffs Natural Resources 30%
All others 18%
United Coal Corp 6%
Consol 7%
Patriot 10%
Jim Walter Resources 11%
Massey Energy 18%

Source: Company data

The Right Time

Strong Met Coal Outlook

Met coal prices ($/tonne)



300
250
200
150
100
50
0
1990
1992
1994
1996
1998
2000
2001
2004
2006
2008E

Source: Metal Strategies, equity research

CLIFFS

Strong Iron Ore Outlook

Iron ore prices ($/tonne)



Pellets
Lump
Fines
150
125
100
75
50
25
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008E

Source: Tex Reports

CLIFFS

Robust Steel Demand

Global steel demand (millions of tonnes)



2,000
1,500
1,000
500
0
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
Post World War II reconstruction and Japanese industrialization
CAGR 1950-1973: 5.9%
Post-oil crisis slow down
CAGR 1973-1995: 0.4%
BRIC cycle
CAGR 1995-2015: 4.4%

Source: IISI, Metal Strategies

CLIFFS

The Right Platform

Shared Cultural Commitment to Integrity, Safety & Environment

- Shared core values
  - Best-in-class safety standards and practices
  - Both companies recognize that the processing of the earth's mineral resources must be accomplished in a socially responsible manner
- Integrated Management and Board structure
  - Following the close of the transaction, Cleveland-Cliffs' Board of Directors will be expanded by two seats to be filled by two current Alpha Natural Resources directors, Michael Quillen and Glenn Eisenberg
  - Joseph Carrabba will serve as Chairman and Chief Executive Officer
  - Michael Quillen will serve as non-executive Vice Chairman
  - Kevin Crutchfield will become President of the combined company's Coal division
  - Donald Gallagher will become President of the combined company's Iron Ore division
  - Laurie Brlas will serve as Executive Vice President and Chief Financial Officer

Alpha Natural Resources is the Right Next Step

Early 2000s

Cliffs transitions from mine manager to international merchant mining company

2005

Cliffs acquires Portman Limited, Australia's then third-largest iron ore miner

2006

Joseph Carrabba named CEO; Cliffs reorganizes into business-unit structure

Expands into Latin America; acquires 30% ownership position in Brazilian iron ore project Amapá Mine

Diversifies into coal through 45% economic interest in the Sonoma Project, an Australian coking and thermal coal project

2007

Acquires PinnOak Resources, premium-quality metallurgical coal producer

Selects Michigan site for iron nugget plant

Sonoma commences shipments

2008

Cleveland-Cliffs merges with Alpha Natural Resources, forming Cliffs Natural Resources

Cliffs Natural Resources Strategic Imperatives

Growth and Diversification
- Revenue Growth
- Product Diversification
- Geographic Growth

Global Execution
- Competencies of the Firm
- Outlook of Personnel
- Global Scalability



Growth and Diversification
Global Execution
Operational Excellence
Shareholder Returns

Operational Excellence
- Safety
- Technical Competencies
- Operating Efficiencies

Shareholder Returns
- Shareholder Value
- Risk Management
- "Earning the Right to Grow"

Value Creation

Strong Financial Position

- Pro forma enterprise value of $22bn
- Estimated annual synergies of ≈ $200 million beginning in 2010

Financials	Pro forma 2008E	Pro forma 2009E
Revenue	≈ $6.5bn	≈ $10bn
EBITDA	≈ $1.9bn	≈ $4.7bn
Margin (%)	*≈ 29%*	*≈ 47%*

- Leverage

Total debt	≈ $2.1bn	≈ $1.9bn
Debt/EBITDA	≈ 1.2x	≈ 0.4x

CLIFFS

CLIFFS

Cleveland-Cliffs

Alpha Natural Resources

CLIFFS NATURAL RESOURCES

INVESTOR PRESENTATION
JULY 2008